

May 17, 2012

Via U.S. mail
Warren M. Dillard
President and Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Blvd., Suite 1600
Houston, Texas 77056

> **Re: Vanguard Energy Corporation**
>   **Registration Statement on Form S-1**
>   **Filed April 26, 2012**
>   **File No. 333-180987**

Dear Mr. Dillard:

We have reviewed your registration statement and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   It appears that the exchange offer for Series C warrants is an issuer tender offer subject to Exchange Act Rule 13e-4 and Regulation 14E. Please advise us if the Company intends to file a Schedule TO either prior to effectiveness of the registration statement in reliance on Securities Act Rule 162 or following effectiveness of the registration statement in accordance with Exchange Act Rule 13e-4(b)(1). If so, we remind the company of its

obligations under the aforementioned tender offer rules, including the company's obligations under Exchange Act Rule 13e-4(c) and (d). Alternatively, if you do not believe that the exchange offer is a tender offer, please provide us with a detailed legal analysis.

2.   In addition, please ensure that you have provided all the information Form S-1 requires. For example, we note that it does not appear that you have provided the information required by Item 8 of Form S-1. As another example only, please revise the descriptions of your outstanding warrants to provide all the information required by Item 202 of Regulation S-K, including all the material terms of such warrants. In connection with the exchange offer, please also ensure that you include all the information required by Form S-4.

3.   Please ensure that throughout your filing you have properly referred to the Series A warrants or Class A warrants, as applicable. For example, it appears that the reference in your fee table to Series A warrants should be a reference to Class A warrants.

4.   In connection with the exchange offer, please revise your filing to provide a comparison of the Class A warrants and Series C warrants.

5.   Please provide updated financial statements. See Rule 8-08 of Regulation S-X.

Exhibits and Financial Statement Schedules, page 48

6.   Please revise your filing to disclose any material agreements between the registrant and the holders of the Series C warrants that relate to the exchange offer. In that regard, we note that counsel has suggested to the staff that such agreements were in place when the Series C warrants were issued. Please also file any such material agreements.

7.   Please file the warrant agreements related to the Series A, Series B, Series C and Series D warrants. Please also file the warrant agreement for the Class A warrants to be issued in the exchange offer. In that regard, we note that the Exhibit 4.5 form of warrant agreement incorporated by reference to your prior registration statement on Form S-1 (File No. 333-174194) appears to contemplate that the warrants will be issued as part of a unit.

Exhibit 5

8.   Please obtain and file a new legality opinion that accurately describes the transactions covered by the registration statement. For example, we note that counsel indicates that Class A warrants will be issued to Series A warrant holders.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via facsimile</u>
       William T. Hart